Exhibit 1.01

Systemax Inc.

Conflict Minerals Report

For the reporting period January 1, 2020 to December 31, 2020

This Conflict Minerals Report (this "Report") of Systemax Inc. (“Systemax,” the “Company,” “we,” “our,” or “us”), dated June 1, 2021, is provided in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended and Form SD, for the reporting period from January 1 to December 31, 2020 (the “Reporting Period”).

Introduction

The Company, through its operating subsidiaries, is a provider of industrial products in North America, going to market through a system of branded e-Commerce websites and relationship marketers. The primary brand is Global Industrial.

During the Reporting Period, the Company through its operating subsidiaries contracted to manufacture certain industrial products (“Covered Products”) with third party manufacturers and factories (the “Suppliers”) and marketed the Covered Products on a private label basis. Neither the Company directly nor through its subsidiaries actually manufactures any Covered Products itself.

For the Reporting Period, the Company determined that tin, tungsten, tantalum and/or gold (“3TGs”) were necessary to the functionality or production of certain Covered Products. Therefore, the Company conducted a reasonable country of origin inquiry (“RCOI”) in good faith to determine whether any of the 3TGs in the Covered Products originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively referred to as the “Covered Countries”). Based on our RCOI, the Company believes that some of the necessary 3TGs used in the Covered Products originated in one or more of the Covered Countries (and are not from recycled or scrap sources). Accordingly, in accordance with Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act ( “Section 1502 of the Dodd-Frank Act” or “the Rule”), the Company performed due diligence on the source and chain of custody of the 3TGs in its Covered Products. The Company designed its due diligence measures to conform, in all material respects, with the internationally recognized due diligence framework in The Organization for Economic Co-Operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related supplements for gold, tin, tantalum and tungsten (the “OECD Guidance”).

Following the exercise of our due diligence (which is inherently subject to and limited by our ability to obtain reliable mine or location of origin information for 3TGs that are used specifically in the Covered Products), we identified no Suppliers that were sourcing minerals through a supply chain that benefited armed groups in the Covered Countries.

Reasonable Country of Origin Inquiry

The Company has actively engaged with its customers and suppliers for several years with respect to the use of 3TGs.

To determine whether necessary 3TGs in the Covered Products originated in Covered Countries, the Company retained Assent Compliance (“Assent”), a third-party service provider, to assist us in reviewing the supply chain and identifying risks. The Company provided a list composed of suppliers and parts associated with the in-scope products to Assent for upload to the Assent Compliance Manager (“ACM”).

To collect data on the 3TGs sources of origin procured by the supply chain, the Company utilized the Conflict Minerals Reporting Template (“CMRT”) version 6.0 or higher to conduct a survey of all in- scope suppliers.

During the supplier survey, the Company contacted the Suppliers via the ACM, a software-as-a-service (SaaS) platform provided by Assent that enables users to complete and track supplier communications, and allows suppliers to upload completed CMRTs directly to the platform for validation, assessment and management.

The ACM also provides functionality that meets the OECD Guidance process expectations by evaluating the quality of each supplier response and assigning a health score based on the supplier’s declaration of process engagement. Additionally, the metrics provided in this report, as well as the step-by-step process for supplier engagement and upstream due diligence investigations performed, are managed through this platform.

Via the ACM and Assent team, the Company requested that all Suppliers complete a CMRT. Training and education to guide suppliers on best practices and the use of this template was included. Assent monitored and tracked all communications in the ACM for future reporting and transparency. The Company directly contacted suppliers that were unresponsive to Assent’s communications during the diligence process and requested these suppliers complete the CMRT and submit it to Assent.

The Company’s program continues to include automated data validation on all submitted CMRTs. The goal of data validation is to increase the accuracy of submissions and identify any contradictory answers in the CMRT. This data validation is based on questions within the declaration tab of the CMRT which helps to identify areas that require further classification or risk assessment, as well as understand the due diligence efforts of the Tier 1 suppliers. The results of this data validation contribute to the program’s health assessment and are shared with the suppliers to ensure they understand areas that require clarification or improvement.

All submitted forms are accepted and classified as valid or invalid so that data is retained. Suppliers are contacted regarding invalid forms and are encouraged to submit a valid form. Suppliers are also provided with guidance on how to correct these validation errors in the form of feedback to their CMRT submission, training courses and direct engagement help through Assent’s multilingual Supplier Experience team.

For the Reporting Period, 100% of the Suppliers, provided a completed CMRT. Based on the findings through the RCOI process, the Company was able to determine the countries of origin for a large portion of the 3TGs in the Covered Products. As such, the Company continued to perform further due diligence on the source and chain of custody of the 3TGs.

Due Diligence

Design of Due Diligence

The Company designed its due diligence measures to conform, in all material respects, with the framework in the OECD Guidance and the related supplements. The program aligns with the five steps for due diligence that are described by the OECD Guidance and the Company continues to evaluate market expectations for data collection and reporting to achieve continuous improvement opportunities.

Due diligence requires the Company’s necessary reliance on data provided by direct suppliers and third- party audit programs. There is a risk of incomplete or inaccurate data as the process cannot fully be owned by the Company. However, through continued outreach and process validation, this aligns with industry standards and market expectations for downstream companies’ due diligence.

Due Diligence Performed

Establish Strong Company Management Systems

We have established a cross-functional Conflict Minerals Compliance Team led by our Deputy General Counsel. The Conflict Minerals Compliance Team is responsible for implementing the conflict minerals compliance strategy and briefing senior management about the results of these due diligence efforts.

The Company also uses a third-party service provider, Assent, to assist with evaluating supply chain information regarding 3TGs, identifying potential risks, and in the development and implementation of additional due diligence steps that the Company will undertake with suppliers in regard to conflict minerals.

The Company leverages Assent’s Managed Services in order to work with dedicated program specialists who support the Company’s conflict minerals program. The Company communicates regularly with the Assent team in order to receive updates on program status. Each member of Assent’s Customer Success team is trained in conflict minerals compliance and understands the intricacies of the CMRT and conflict minerals reporting, as well as Section 1502 of the Dodd-Frank Act.

The Company expects all suppliers to have policies and procedures in place to ensure that 3TGs used in the production of the products sold to the Company are DRC conflict-free. This means that the products must not contain 3TGs that directly or indirectly finance or benefit armed groups in the Covered Countries. The Company relies on direct suppliers to provide information on the origin of the 3TGs contained in components and materials supplied, including sources of 3TGs that are supplied to them from lower-tier suppliers.

The Company has a strong relationship with Tier 1 direct suppliers. As an extremely important part of the supply chain, the Company has leveraged processes and educational opportunities in order to ensure non-English speaking suppliers have access to a free platform to upload their CMRTs, help desk support and other multilingual resources. The Company’s suppliers are able to leverage Assent’s team of supplier support specialists to ensure they receive appropriate support and understand how to properly file a CMRT. Suppliers are provided guidance in their native language, if needed.

Identifying & Assessing Risk in the Supply Chain

Risks associated with supplier CMRT content are identified automatically in the ACM based on criteria established for supplier responses. These risks are addressed by Assent staff and members of the Company’s internal Conflict Minerals Team, who contact the supplier, gather pertinent data and perform an assessment of the supplier’s conflict minerals status.

Risks were identified by assessing the due diligence practices and status of smelters and refiners identified in the supply chain by upstream suppliers that listed mineral processing facilities on their CMRT declarations. Assent compared these facilities listed in the responses to the list of smelters and refiners consolidated by the Responsible Minerals Initiative (“RMI”) to ensure that the facilities met the recognized definition of a 3TGs processing facility that was operational during the 2020 calendar year.

Assent determined if the smelter had been audited against a standard in conformance with the OECD Guidance, such as the Responsible Minerals Assurance Process (“RMAP”). The Company does not have a direct relationship with smelters and refiners, and does not perform direct audits of these entities within their pre-supply chain. All of the smelters identified in the CMRTs received by the Company are participants in the RMAP and listed as conformant with its assessment protocols (“RMAP Conformant”).

Suppliers are also evaluated on program strength, which assists in making key risk mitigation decisions as the program progresses. The criteria used to evaluate the strength of the program is based on certain questions in the CMRT related to the suppliers’ conflict minerals practices and policies.

Design & Implement A Strategy to Respond to Risks

Together with Assent, the Company developed processes to assess and respond to the risks identified in the supply chain. As the program progresses, escalations are sent to non-responsive suppliers to outline the importance of a response via CMRTs and to outline the required cooperation for compliance to the conflict minerals rules and the Company’s expectations.

Feedback on supplier submissions is given directly to suppliers and educational resources are provided to assist suppliers in corrective action methods or to improve their internal programs.

Carry Out Independent Third-Party Audit Of Supply Chain Due Diligence At Identified Points In The Supply Chain

The Company does not have a direct relationship with any smelters or refiners and does not perform or direct audits of these entities within the supply chain. Instead, the Company relies on third-party audits of smelters and refiners conducted as part of the RMAP. The RMAP uses independent private-sector auditors, and audits the source, including the mines of origin, and the chain of custody of the 3TGs used by smelters and refiners that agree to participate in the program. As noted above, all of the smelters identified in the CMRTs received by the Company are RMAP Conformant.

Report Annually On Supply Chain Due Diligence

The Company has published the Form SD for the year ended December 31, 2020 (the “Form SD”). The Form SD is available at www.systemax.com under the “Investor Relations” section. The URL is included here as an inactive textual reference. The content of any website referenced in the Form SD is included for general information only and is not incorporated by reference in this Form SD. The Company has also publicly filed a Form SD and this report with the U.S. Securities and Exchange Commission.

Conclusion; Risk Mitigation Steps

For the Reporting Period, we identified no Suppliers that were sourcing 3TGs through a supply chain that benefited armed groups in the Covered Countries, as each of our Suppliers indicated in their CMRTs that they only used smelters that are RMAP Conformant.

However, we will continue to evaluate upstream sources through a broader set of tools to evaluate risk. These include, but are not limited to:
•Continue to actively engage with suppliers to provide more information and training resources regarding responsible sourcing of 3TGs;
•Continue to include a conflict minerals flow-down clause in new or renewed Supplier contracts; and
•Evaluate the results of our Supplier’s efforts in 2021 in order to mitigate the risk that 3TGs procured by our Suppliers benefit armed groups in the Covered Countries.

Smelters and Refiners

All smelters and refiners listed by suppliers in completed CMRTs are attached in Appendix A. As is a common practice when requests are sent upstream in the supply chain, those who purchase materials from smelters may not be able to discern exactly which company’s product lines the materials may end up in. As a result, those providing the smelters and refiners have the practice to list all smelters and refiners they may purchase from within the reporting period. Therefore, the smelters or refiners (as sources) listed in Appendix A are likely to be more comprehensive than the list of smelters or refiners which actually processed the 3TGs contained in the Covered Products.

Although the potential for over-reporting is understood, the Company has taken measures to validate these sources of origin against validated audit programs intended to verify the material types and mine sources of origin for these smelters and refiners.

Countries of Origin

Appendix A includes an aggregated list of countries of origin from which the reported facilities collectively source 3TGs, based on information provided through the CMRT data collection process, from direct smelter outreach and the RMAP. As mentioned in the above section, it is understood that many responses may provide more data than can be directly linked to Covered Products, therefore, Appendix A may contain more countries than those that the Covered Products are being sourced from.

Appendix A

Mineral	Smelter Name	Smelter Facility Location
Gold	The Refinery of Shandong Gold Mining Co., Ltd.	China
Tin	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	China
Tin	Yunnan Tin Company Limited	China

Countries of origin from which these facilities may source 3TGs include:

Australia
Belgium
Bolivia
Brazil
Canada
China
DRC or an adjoining country (Covered Countries)
Ethiopia
Germany
India
Indonesia
Japan
Malaysia
Myanmar
Peru
Singapore
USA